Securities and Exchange Commission
                            Washington, D. C. 20549

                                   Schedule 13G
                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)

                                Storage Technology Corp.
                                      Common Stock
                                 CUSIP Number 862111200

Date of Event Which Requires Filing of this Statement:  December 31, 2001

CUSIP No. 862111200

         1)     Name of reporting person:
                  Legg Mason, Inc.
                 Tax Identification No.:
                  52-1200960

         2)     Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        864,870
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   864,870

         9)     Aggregate amount beneficially owned by each reporting person:
                  864,870

        10)    Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

        11)    Percent of class represented by amount in row (9):
                  0.83%

        12)    Type of reporting person:
                  HC, CO
           ____________________________________________________________________

         Item 1a)     Name of issuer:
                           Storage Technology Corp.

         Item 1b)     Address of issuer's principal executive offices:
                           One Storagetek Drive
                           Louisville, CO  80028-4309

         Item 2a)    Name of person filing:
                           Legg Mason, Inc.

         Item 2b)    Address of  principal business office:
                           100 Light Street
                           Baltimore, MD  21202

         Item 2c)    Citizenship:
                           Maryland Corporation

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number:     862111200

         Item 3)     If this statement is filed pursuant to Rule 13d-1(b),
                           or 13d-2(b), check whether the person filing is a :
         (a)    [   ]    Broker or dealer under Section 15 of the Act.
         (b)    [   ]    Bank as defined in Section 3(a) (6) of the Act.
         (c)    [   ]    Insurance Company as defined in Section 3(a) (6) of
                                the Act.
         (d)    [   ]    Investment Company registered under Section 8 of the
                                Investment Company Act.
         (e)    [   ]    Investment Adviser registered under Section 203 of the
                                Investment Advisers Act of 1940.
         (f)    [   ]    Employee Benefit Plan, Pension Fund which is subject
                                to ERISA of 1974 or Endowment Fund; see
                                240.13d-1(b)(ii)(F).
         (g)    [ X ]    Parent holding company, in accordance with
                                240.13d-1(b)(ii)(G).
         (h)    [   ]    Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4)    Ownership:
         (a)     Amount beneficially owned:    864,870

         (b)     Percent of Class:  0.83%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                    -  0 -
                  (ii)  shared power to vote or to direct the vote:
                                    864,870
                  (iii) sole power to dispose or to direct the disposition of:
                                    - 0 -
                  (iv)  shared power to dispose or to direct the disposition of:
                                    864,870

         Item 5)    Ownership of Five Percent or less of a class:

                           This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities

         Item 6)    Ownership of more than Five Percent on behalf of another
                                person:
                           n/a

         Item 7)    Identification and classification of the subsidiary which
                        acquired the security being reported on by the parent holding company:

                           Brandywine Asset Management, LLC, investment adviser Legg Mason Wood Walker, Inc., investment adviser and broker/dealer with discretion
                           Batterymarch Financial Management, Inc., investment
                                    adviser

                           The beneficial ownership of shares previously reported for Royce & Associates, Inc., a subsidiary of Legg Mason, Inc., is now reported directly by Royce & Associates, Inc.

         Item 8)    Identification and classification of members of the group:
                           n/a

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                    -----------

                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         --------------------------------
         Date - February 14, 2002

         Legg Mason, Inc.


         By ________________________________________________
                Timothy C. Scheve, Sr. Ex. Vice President